December 4, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention:        Anu Dubey, Division of Investment Management

Re:	Virtus Opportunities Trust

File Nos. 033-65137 and 811-07455

Post-Effective Amendment No. 66

Dear Ms. Dubey:

Thank you for your telephonic comments on October 21,2013 regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on September 5, 2013. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) upon the automatic effectiveness of our previous filing on December 16, 2013.

Comment 1.      Incorporation by Reference Page. The Staff notes that you state you have incorporated by reference the full annual update filing but the current filing uses only the series and class identifiers for the new fund. The staff finds this confusing and advises that, for future filings, incorporating the prior all-fund filing is not necessary or appropriate.

Response 1.      We apologize for any confusion and note the Staff’s advice for future filings. We will remove the referenced incorporation by reference disclosure.

Comment 2.      Page 1, Fees and Expenses. In your response letter, please confirm that the agreement reflecting the expense limitation described in footnote (d) to the table is or will be filed as part of the registration statement.

Response 2.      It is our practice to file a fund’s expense limitation agreement as part of the registration statement and we will do so for this fund in a subsequent filing.

Comment 3.      Page 1, Fees and Expenses, footnote (d). Please add disclosure stating who can terminate the expenses reimbursement arrangements and under what circumstances. (Instruction 3(e) to Item 3 of Form N-1A)

Response 3.      The disclosure currently states “Following the contractual period, the adviser may discontinue these expenses reimbursement arrangements at any time.” Since Board approval is not required and there is no set time limit or expense level that must achieved prior to the adviser deciding to remove an expense limit, we believe this statement to be compliant with the referenced instruction. We have not made any revisions in response to this comment.

Comment 4.      Page 1, Example Table. The Staff finds the format of the table confusing. Please reformat to track that contained in Item 3 of Form N-1A.

Response 4.      We have used this format for the Example table for other of our funds for some time and believe it presents the required information in an easily understandable manner. We have not made any revisions in response to this comment.

Comment 5.      Page 2, Principal Investment Strategies, second paragraph. The Staff believes that the $5 billion market cap is high even for a domestic small-cap fund. Please discuss supplementally why this cap is appropriate for an emerging markets fund.

Response 5.      In defining the largest market capitalization in the emerging market equity universe, we looked to industry leading index providers that publish emerging market small-cap indices. The latest published maximum caps in these indices were:

S&P Emerging SmallCap Index, $9.4b (09.30.13)

MSCI EM Small Cap Index, $2.1b (10.31.13)

Russell Emerging Markets Small Cap Index, $13.5b (10.31.13)

Additionally, for other small cap stock indices, the largest caps were:

Russell 2000 Index, $5.1b (10.31.13)

S&P SmallCap 600, $5b (10.31.13)

MSCI ACWI ex USA Small Cap Index, $8.9b (10.31.13)

MSCI USA Small Cap Index, $8.5b (10.31.13)

Based on largest capitalization in those indices, we determined that a maximum cap of $5 was reasonable.

Comment 6.      Page 2, Principal Investment Strategies, second paragraph. Please remove the phrase “As of the date of this prospectus” from the fund’s market cap description, since any changes made to the fund’s market cap limit would require advance notice to shareholders. (Rule 35(d)(1))

Response 6.      We have removed the referenced phrase.

Comment 7.      Page 2, Principal Investment Strategies, second paragraph. Supplementally, please describe how an issuer’s country of incorporation would necessarily lead to said issuer being “exposed to the economic fortunes and risks” of that country.

Response 7.      When determining the location of an issuer, its country of incorporation is only the first factor we consider. If other information known about the issuer suggests that the issuer is in fact not sufficiently so exposed in that country, then other factors, such as those listed in the referenced paragraph, will be considered. This list is not exhaustive and the goal of these considerations is to assure that the issuer’s assets are exposed to the economic fortunes and risks of the designated country.

Comment 8.      Page 2, Principal Investment Strategies, second paragraph. The current disclosure states that one of the considerations for location of an issuer is the “country in which the greatest percentage of company revenue is generated.” The Staff has previously issued guidance that requires a “greater than 50%” test for such determinations.

Response 8.      As we discussed subsequent to our comment call, we believe there is a possibility that if an issuer is active in a number of different countries it may not derive greater than 50% of its revenue in any one country. Following our discussion, the Staff advised that this disclosure is fine as presented.

Comment 9.      Page 10, Additional Investment Techniques. Please add “and risks” to the introductory statement that this section contains “additional investment techniques.”

Response 9.      We have revised the disclosure as requested.

Comment 10.      Page 12, Pricing of Fund Shares. Please remove the statement about Virtus Alternatives Diversifier Fund.

Response 10.      We have removed the referenced disclosure.

Comment 11.      Page 13, Class A Shares. Please clarify the description of the circumstances under which Class A Shares may be subject to a CDSC.

Response 11.      We have revised the referenced disclosure as requested.

Comment 12.      Page 13, Class A Shares. Please remove the description of the amount of the Class A CDSC for fixed income funds, Virtus AlphaSector Rotation Fund and Virtus Disciplined Select Bond Fund as these funds are not covered by this prospectus.

Response 12.      We have removed the referenced disclosure.

Comment 13.      Page 14, Contingent Deferred Sales Charge you may pay on Class A Shares. Please remove the description of the amount of the Class A CDSC for fixed income funds, Virtus AlphaSector Rotation Fund and Virtus Disciplined Select Bond Fund as these funds are not covered by this prospectus. Please do a search to be sure this disclosure is removed in all places where it previously appeared.

Response 13.      We have removed the referenced disclosure in all places where it appeared.

Comment 14.      Page 17, Step 1. Remove the reference to Class B Shares as they are not offered by this fund.

Response 14.      We have removed the referenced disclosure.

Comment 15.      Page 20, Annual Fee on Small Accounts. Please add this fee to the fee table.

Response 15.      Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Since this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We have not made any revisions in response to this comment.

Comment 16.      Part B Supplement, Explanatory Note. For future new fund filings of this nature, the Staff requests that a full SAI be included, marked to show changes from the previously filed version.

Response 16.      Going forward, we will include a full SAI in our 485APOS filings for new funds.

Comment 17.    Part C, Item 28 Exhibits. Please update Exhibit (i)2, Opinion of Counsel, as appropriate to include this new fund.

Response 17.      We will file an updated Opinion of Counsel with our upcoming 485BPOS filing.

Consistent with SEC Release 2004-89, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and thus this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood

Jennifer Fromm